Exhibit 2.4

Description of American Depositary Shares

Unless otherwise indicated, all references in this exhibit to the terms “we,” “us,” “our” and “POSCO” refer to POSCO, all references in this exhibit to “American depositary shares” and “ADSs” are to our American depositary shares, all references to “American depositary receipts” and “ADRs” are to the American depositary receipts issued under our ADSs, and all references to “Share” and “Shares” are to share/shares of our common stock.

This summary description assumes you own the ADSs directly by means of an ADS registered in your name and, as such, we refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs.

The following is a summary of the amended and restated deposit agreement, dated as of July 19, 2013, among POSCO, Citibank, N.A. as depositary for the ADSs (“Depositary”) and all holders and beneficial owners from time to time of the ADSs issued thereunder. The amended and restated deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you as an owner of our ADSs. For more complete information, you should read the entire amended and restated deposit agreement and the ADR. The amended and restated deposit agreement has been filed as an exhibit to the registration statement on Form F-6 on June 20, 2013. Copies of the amended and restated deposit agreement are available for inspection at the Principal Office of the Depositary, located at 388 Greenwich Street, New York, New York 10013, United States.

American Depositary Shares

Each ADS will represent the right to receive, and to exercise the beneficial ownership interest in, one-fourth of one Share on deposit with the Depositary and/or the Custodian, subject, in each case, to the terms and conditions of the amended and restated deposit agreement and, if applicable, the ADRs evidencing the ADSs. All Shares deposited or deemed deposited under the deposit agreement and any other securities, cash and other property held under the deposit agreement shall be referred to as “Deposited Securities.” We will deposit Deposited Securities with Korea Securities Depository in Seoul, Korea (the “Custodian”), as the custodian of the Deposited Securities. An ADR may represent any number of ADSs. You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, you are a holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Deposit and Withdrawal of Deposited Securities

The Shares represented by the ADSs are delivered to the Depositary’s Custodian in book-entry form. Accordingly, no share certificates will be issued but the Depositary will hold the Shares through the book-entry settlement system of the Custodian. The delivery of the Shares pursuant to the deposit agreement will take place through the facilities of the Custodian in accordance with its applicable settlement procedures. The Depositary will execute and deliver ADSs if you or your broker deposit Shares or evidence of rights to receive Shares with the Custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you designate and will deliver the ADSs at its Principal Office to the persons you designate. The Depositary and the Custodian will refuse to accept Shares for deposit whenever we restrict transfers of Shares to comply with ownership restrictions under applicable law or our articles of incorporation, whenever the deposit would result in any violation of our articles of incorporation or applicable law, or whenever the deposit would cause the total number of Shares deposited to exceed a level we determine from time to time. See “Item 3.D. Risk Factors — If you surrender your ADRs to withdraw shares of our common stock, you may not be allowed to deposit the shares again to obtain ADRs.” and “Item 10. Additional Information — Item 10.D. Exchange Controls — Restrictions Applicable to Shares.” of our most recent annual report on Form 20-F.

You may surrender your ADSs at the Principal Office of the Depositary to withdraw the underlying Deposited Securities represented thereby. Upon payment of the fees and any governmental charges and taxes provided in the deposit agreement, and subject to applicable laws and regulations of Korea and our articles of incorporation, the Depositary will deliver, at the Custodian’s designated office, the amount of Deposited Securities at the time represented by such ADSs. The Depositary may also deliver the amount of Deposited Securities represented by the ADSs at its Principal Office. At your request, risk and expense, we will direct the Custodian to forward any cash or other property (other than securities) held by the Custodian in respect of the Deposited Securities represented by the ADSs to the Depositary for delivery at the Principal Office. If you surrender an ADS representing a number other than a whole number of Shares, the Depositary will deliver the appropriate whole number of Shares and will, at the discretion of the Depositary, either (1) return to the person surrendering such ADSs the number of ADSs representing any remaining fractional Share, or (2) sell or cause to be sold the fractional Share represented by the ADSs so surrendered and remit the proceeds of such sale (net of (a) applicable fees and charges of, and expenses incurred by, the Depositary and (b) taxes withheld) to the person surrendering the ADSs.

Neither the Depositary nor the Custodian will deliver the Shares in any manner or otherwise permit the Shares to be withdrawn from the facility created by the deposit agreement, except upon the receipt and cancellation of ADSs. However, in certain circumstances, subject to the provisions of the deposit agreement, the Depositary may issuer ADSs prior to the receipt of Shares and deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities. This is called a pre-release transaction. The pre-release transaction will be (1) subject to a written agreement whereby the person or entity (the “Applicant”) to whom ADSs or Shares are to be delivered (w) represents that at the time of the pre-release transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such pre-release transaction, (x) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs, and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate; (2) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate; (3) terminable by the Depositary on not more than five business days’ notice; and (4) subject to further indemnities and credit regulations as the Depositary deems appropriate. In addition, the Depositary will normally limit the number of ADSs and Shares involved in such pre-release, although the Depositary may change or disregard the limit from time to time if it thinks it is appropriate to do so.

Dividends, Other Distributions and Rights

The Depositary has agreed to pay to you the cash dividends or other distributions it or the Custodian receives on Deposited Securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ADSs held as of a specified record date.

Whenever we intend to make a cash distribution for the Deposited Securities, upon receipt of confirmation of the deposit of the requisite funds from the Custodian, the Depositary will convert any cash dividend or other cash distribution paid in Won on the Shares into U.S. dollars, if it can do so on a practicable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Korean Government is required and cannot be promptly obtained, the deposit agreement allows the Depositary to distribute the Won to holders who have requested the distribution in writing and hold the remainder of the non-convertible Won for the account of those holders who have not been paid. It will not invest the Won it holds and will not be liable for any interest.

Before making a distribution, the Depositary will deduct any withholding taxes that must be paid. See “Item 10. Additional Information — Item 10.E. Taxation — Korean Taxation.”

Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, the Depositary will distribute such property to you in any manner that it deems reasonable and practicable, subject to applicable law. If such distribution cannot be made proportionally, or if for any other reason the Depositary deems the distribution not to be practicable, the Depositary may, after consultation with us, dispose of all or a portion of the property in such amounts and in such manner, including by public or private sale, as the Depositary deems reasonable and practicable. The Depositary will distribute to you the net proceeds of any such sale, or the balance of any such property, after deduction of the fees of the Depositary.

Whenever we intend to make a distribution that consists of a dividend in, or a free distribution of, Shares, upon receipt of confirmation of the deposit of the applicable number of Shares, the Depositary will either (1) distribute to you, in proportion to your holdings, additional ADSs representing any Shares we distribute as a dividend or free distribution, or (2) if additional ADSs are not so distributed, take all action necessary so that each ADS issued and outstanding after the ADS record date, to the extent permissible by law, also represent rights and interests in the additional integral number of Shares distributed upon the Deposited Securities represented thereby. The Depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, then each outstanding ADS will also represent the new Shares so distributed.

Whenever we intend to distribute rights to subscribe for additional Shares, the Depositary may make these rights available to you. The Depositary must first determine whether it is lawful and feasible to do so. If the ADR depositary determines that it is not lawful or practicable to make these rights available to you, then at our request, the Depositary will use its best efforts to sell the rights and distribute the proceeds in the same way as it would do with cash. The Depositary may allow the rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If a registration statement under the Securities Act is required with respect to the securities to which any rights relate in order for us to offer the rights to you and to sell the securities represented by the rights, the Depositary will not offer such rights to you if you have an address in the United States (as defined in Regulation S under the Securities Act) unless and until such a registration statement is in effect, or unless the offering and sale of such securities and such rights to you are exempt from the registration requirements of the Securities Act. The Depositary will not be responsible for any failure to determine that it may be lawful or practicable to make the rights available to you.

Whenever we intend to make a distribution at the election of the holders in cash or in additional Shares, we will give prior notice thereof to the Depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable. The Depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the amended and restated deposit agreement. In such case, the Depositary will establish procedures to enable you to elect to receive either cash or additional ADSs. The Depositary is not obligated to make available to you a method to receive the elective distribution in Shares (rather than ADSs). There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Shares.

Record Dates

The Depositary will fix a record date in each of the following situations:

•

the Depositary receives notice of the fixing of a record date by us for the determination of holders of Deposited Securities entitled to receive any distribution (whether in cash, Shares, rights or other distribution);

•	the Depositary causes a change in the number of Shares that are represented by each ADS; or

•	the Depositary receives notice of any meeting of, or solicitation of consents or proxies of, holders of Shares or other Deposited Securities.

The record date will, to the extent practicable, either be the same date as the record date fixed by us, or if different from the record date fixed by us, be fixed after consultation with us. The record date will determine (1) the holders who are entitled to receive distribution; (2) the holders who are entitled to give instruction for the exercise of voting rights at, and to attend (without voting or speaking), any such meeting, or to give or withhold such consent or to receive such notice or solicitation or to otherwise take action; or (3) the date on which each ADS will represent a changed number of Shares.

Voting of the Underlying Deposited Securities

Upon receipt of notice of any meeting or solicitation of consents or proxies of holders of Shares or other Deposited Securities, and upon our timely written request, the Depositary will distribute to you a notice that will contain the following:

•	the information contained in our notice to the Depositary, or, if requested by us, a summary of the information provided by us;

•

a statement that the holders as of the close of business on a specified record date will be entitled to instruct the Depositary as to how to exercise their voting rights for the number of Shares or other Deposited Securities represented by their ADSs, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are material; and

•	a statement as to the manner in which the holders may give their instructions.

Upon your written request received on or before the date set by the Depositary for this purpose, the Depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities representing your ADSs in accordance with the instructions set forth in your written request. The Depositary may not itself exercise any voting discretion over any Deposited Securities. You may only exercise the voting rights in respect of four ADSs or multiples of four ADSs.

Changes Affecting Deposited Securities

In the case of a change in the par value, or a split-up, consolidation or any other reclassification of Deposited Securities or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the Depositary or the Custodian in exchange for, in conversion of or in respect of Deposited Securities will be treated as new Deposited Securities under the deposit agreement. In that case, ADSs will, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, represent the right to receive the new Deposited Securities, unless additional ADSs are issued, as in the case of a stock dividend, or unless the Depositary calls for the surrender of outstanding ADSs to be exchanged for new ADSs.

Disclosure of Beneficial Ownership; Ownership Restrictions

We may from time to time request you to provide information as to the capacity in which you hold or held ADSs, the identity of any other persons then or previously interested in such ADSs and the nature of the interest, and various other matters. You will agree in the deposit agreement to provide any such information reasonably requested by us or the Depositary whether or not you are still an holder or beneficial owner at the time of the request.

We may restrict transfers of the Shares where the transfer might result in ownership of Shares exceeding the limits under our articles of incorporation and applicable law. See “Item 10. Additional Information — Item 10.D. Exchange Controls — Restrictions Applicable to Shares.” We may also restrict transfers of the ADSs where the transfer may cause the total number of Shares represented by the ADSs beneficially owned by a single holder or beneficial owner of ADSs, taken together with all other shares of common stock beneficially owned by the holder or beneficial owner, including Shares beneficially owned by affiliated owners, to any limit under our articles of incorporation and applicable law with respect to which we may, from time to time, notify the Depositary. We may instruct the Depositary to take action with respect to the beneficial ownership of any holder or beneficial owner of ADSs or common stock represented by the ADSs held by such holder or beneficial owner in excess of the limitations, if and to the extent the disposition is permitted by applicable law. See “Item 10. Additional Information — Item 10.D. Exchange Controls — Restrictions Applicable to ADSs.”

Reports and Notices

We will furnish to the Depositary English language versions of any reports, notices and other communications that we generally transmit to holders of our Shares or other Deposited Securities, including our annual reports, with annual audited consolidated financial statements prepared in conformity with Korean International Financial Reporting Standards (“Korean IFRS”) and, if prepared pursuant to the Exchange Act, a reconciliation of net earnings for the year and stockholders’ equity to U.S. GAAP, and unaudited non-consolidated semiannual financial statements prepared in conformity with Korean IFRS. The Depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our Shares or other Deposited Securities or on such other basis as we may advise the Depositary or as may be required by any applicable law, regulation or stock exchange requirement.

Notices to you under the deposit agreement will be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to you at your address as it appears on the transfer books of the Depositary or at such other address as you have notified the Depositary.

In addition, the Depositary will make available for your inspection at its Principal Office any reports, notices and other communications received by it, the Custodian or a nominee of either as a holder of Deposited Securities and which we generally transmit to the holders of Deposited Securities.

Amendment and Termination of the Deposit Agreement

We may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the Depositary, or prejudices any substantial existing right of the holders, it will only become effective 30 days after the Depositary notifies you of the amendment. If you continue to hold your ADSs at the time an amendment becomes effective, you will be considered to have agreed to the amendment and to be bound by the deposit agreement as amended. Except as otherwise required by any mandatory provisions of applicable law, no amendment may impair your right to surrender your ADSs and to receive the underlying Deposited Securities.

The Depositary will terminate the deposit agreement if we ask it to do so. The Depositary may also terminate the deposit agreement if the Depositary has notified us that it would like to resign and we have not appointed a new depositary within 90 days. In both cases, the Depositary must notify you at least 30 days before the termination date.

If any ADSs remain outstanding after the date of termination, the Depositary will stop performing any further acts under the deposit agreement, except:

•	to collect dividends and other distributions pertaining to the Deposited Securities and any other property represented by the outstanding ADSs;

•	to sell rights as provided in the deposit agreement; and

•

to deliver Deposited Securities, together with any dividends or other distributions received with respect to the Deposited Securities and the net proceeds of the sale of any rights or other property represented by those ADSs in exchange for surrendered ADSs after payment of fees and other charges of the Depositary.

On and after the date of termination, you will be entitled to receive the amount of Deposited Securities represented by the ADS upon (1) surrender of the ADS at the Principal Office of the Depositary, (2) payment of the fees of the Depositary for the surrender of the ADS and (3) payment of any applicable taxes or governmental charges.

At any time after the date of termination, the Depositary may sell any remaining Deposited Securities and hold uninvested the net proceeds in an unsegregated account, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not been surrendered by then. After making the sale, the Depositary will be discharged from all obligations under the deposit agreement, except for some indemnification obligations and the obligation to account for the net proceeds of the sale and other cash or property (after deducting, in each case, the fee of the Depositary for surrendered ADSs, any expenses for the account of the holder of the ADSs in accordance with the terms and conditions of the deposit agreement, and any applicable taxes or governmental charges). Upon the termination of the deposit agreement, we will also be discharged from all obligations under deposit agreement except for some obligations to the Depositary.

Fees and Charges of the Depositary

Holders are required to pay the following service fees to the Depositary:

Service	Rate	By Whom Paid
(1) Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing Shares or person receiving ADSs.

(2) Delivery of Deposited Securities against surrender of ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) surrendered.	Person surrendering ADSs for the purpose of withdrawal of Deposited Securities or person to whom Deposited Securities are delivered.

(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

6) Depositary Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

Holders are responsible for the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

•

cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing or withdrawing Shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the Depositary in the conversion of foreign currency;

•

fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs; and

•	the fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the servicing or delivery of Deposited Securities.

Liability of Holders for Taxes or Other Charges

You are liable for payment to the Depositary of any tax or other governmental charges or expenses payable by the Custodian, the Depositary or its nominee as the registered holder of any Deposited Securities represented by your ADSs. The Depositary may refuse to effect any transfer or split-up or combination of your ADSs or any withdrawal of Deposited Securities represented by your ADSs until the payment is made. The ADR depositary may withhold any dividends or other distributions or sell any part or all of the Deposited Securities represented by the ADSs and apply the dividends or distributions or the proceeds of the sale to the payment of any tax or other governmental charges or expenses. You and the beneficial owner will remain liable for any deficiency. You and the beneficial owner agree to indemnify us, the Depositary, the Custodian, and any of our/their agents, officers, employees and affiliates for, and to hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit (including any refund of taxes or reduced rate of withholding at source) obtained for you and/or the beneficial owner.

Regardless of any provision in the deposit agreement, before making any distribution or other payment on any Deposited Securities, we will make deductions (if any) that we are required to make under Korean law in respect of any income tax, capital gains tax or other taxes, and we may also deduct the amount of any tax or governmental charges payable by us in respect of a distribution or other payment or any document signed in connection with such a distribution or payment. In making deductions, we will have no obligation to you to apply a rate under any treaty or other arrangement between Korea and the country in which you are resident unless you have timely provided to us evidence of your residency that is satisfactory to the relevant tax authorities of Korea.

Limitations on Execution, Transfer and Surrender of ADSs

The ADSs are transferable on the books of the Depositary. However, the Depositary may close the transfer books at any time it deems expedient in the performance of its duties or at our request. The Depositary may suspend or refuse the execution and delivery or transfer of ADSs during any period when the transfer books of the Depositary are closed, or at any time we or the Depositary consider the action necessary or advisable.

Before the execution and delivery, registration of transfer, split-up, combination or surrender of any ADS, the delivery of any distribution thereon, or withdrawal of Deposited Securities, we, the Depositary, the Custodian or any registrar of ADSs may require the person presenting the ADS or depositing the Shares to pay a sum sufficient to reimburse us or them for any tax or other governmental charges, any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to Shares being deposited or withdrawn).

The Depositary will refuse to register any transfer of ADSs if the transfer would cause the total number of Shares represented by the ADSs beneficially owned by you, when aggregated with all other Shares beneficially owned by you and certain of your affiliates, to exceed any limit under our articles of incorporation or applicable law of which we may, from time to time, notify the Depositary. The Depositary may also refuse to deliver or register the transfer of any ADSs or make any distribution of Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, payment of applicable taxes or other governmental charges, legal or beneficial ownership or other information as it may reasonably deem necessary or proper or as we may require.

Regardless of any provision in the deposit agreement or the ADRs, the surrender of outstanding ADSs and withdrawal of Deposited Securities may not be suspended except when required in connection with: (1) temporary delays caused by closing the transfer books of the Depositary or us or the deposit of Shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (2) the payment of fees, taxes and similar charges, or (3) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or the withdrawal of Deposited Securities.

Holders may inspect the transfer books of the Depositary at any reasonable time. However, the inspection may not be for the purpose of communicating with other holders in the interest of a business or object other than our business, including any matter related to the deposit agreement or the ADSs.

General

Neither we nor the Depositary will be liable to you if prevented from or delayed in performing our or their obligations under the deposit agreement by the law of any country, by any governmental authority or stock exchange, by any provision of our articles of incorporation or by any circumstances beyond our or their control. Our obligations and the obligations of the Depositary to the holders and beneficial owners of ADSs are expressly limited to performing our and their respective duties specified in the deposit agreement without negligence or bad faith.

So long as any ADSs are listed on one or more stock exchanges in the United States, the Depositary will act as registrar or, with our approval, appoint a registrar or one or more co-registrars, for registration of the ADSs in accordance with any requirements of these stock exchanges.